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14047739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
405

SEC FILE NUMBER
8- 27779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Xerxes Avenue South, Suite 500
(No. and Street)

Minneapolis	MN	55431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer and Company
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Drive Suite 135	Burnsville	MN	55306
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Melissa L. Glennie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARENCE R MOEN JR
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES JAN. 31, 2019

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT SECURITIES, INC

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITORS' REPORT

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the accompanying statements of financial condition of Capital Management Securities, Inc. as of December 31, 2013 and 2012, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 8 through 11 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 8 through 11 is fairly stated in all material respects in relation to the financial statements as a whole.

Boyer & Company

Burnsville, MN

January 30, 2014

CAPITAL MANAGEMENT SECURITIES, INC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31. 2013 AND 2012

	2013	2012
ASSETS		
CURRENT ASSETS		
Cash	$ 285,836	$ 256,540
Accounts Receivable	44,026	61,911
Prepaid Expenses	19,763	17,484
Income Taxes Receivable	-	3,800
Total Current Assets	349,625	339,735
PROPERTY AND EQUIPMENT		
Furniture and Equipment	60,571	27,509
Leasehold Improvements	11,397	1,297
Software	8,465	8,465
Total Property and Equipment	80,433	37,271
Less: Accumulated Depreciation and Amortization	(24,691)	(31,637)
Net Property and Equipment	55,742	5,634
OTHER ASSETS		
Deferred Tax Asset	-	2,524
TOTAL ASSETS	$ 405,367	$ 347,893
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 52,266	$ 54,193
Accounts Payable	10,512	35,213
401(k) Payable	10,514	9,937
Accrued Payroll Taxes	1,264	5,162
Accrued Income Taxes	9,900	-
Total Current Liabilities	84,456	104,505
OTHER LIABILITY - Deferred Tax Liability	12,900	-
STOCKHOLDERS' EQUITY		
Common Stock, $.01 Per Share, 1,000,000 Shares Authorized, 12,214 Shares Issued and Outstanding	122	122
Paid in Capital	57,252	57,252
Retained Earnings	250,637	186,014
Total Stockholders' Equity	308,011	243,388
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 405,367	$ 347,893

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUE		
Commissions	$ 1,660,912	$ 1,558,950
Office Rent	64,045	44,051
Management Fee	26	-
Interest	46	98
Other	37,338	31,019
Total Revenue	1,762,367	1,634,118
OPERATING EXPENSES		
Commissions	1,309,417	1,264,783
Salaries and Wages	140,356	136,411
Payroll Taxes	14,352	14,161
Employee Benefits	10,104	7,351
Advertising	1,055	597
Depreciation and Amortization	5,189	3,790
Dues and Subscriptions	20,128	22,345
Equipment and Rental	23,753	22,281
Insurance	17,319	15,877
Miscellaneous	4,867	3,459
Office Supplies and Printing	5,473	7,131
Postage	4,661	4,026
Professional Services	15,594	22,707
Regulatory Expense	19,170	6,553
Rent	49,504	72,444
Repairs and Maintenance	11,665	10,669
Sales and Use Tax	1,234	1,351
Telephone	5,895	6,528
Trading Errors	-	(313)
Travel and Entertainment	4,803	3,585
Total Operating Expenses	1,664,539	1,625,736
Income From Operations	97,828	8,382
Gain (Loss) on Asset Dispostions	(2,540)	-
Income Before Taxes	95,288	8,382
Income Tax (Expense) Credit	(30,665)	7,455
NET INCOME	$ 64,623	$ 15,837

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock Shares	Common Stock Amount	Paid In Capital	Retained Earnings	Total
BALANCE, December 31, 2011	12,214	$ 122	$ 57,252	$ 182,391	$ 239,765
Dividends Paid	-	-	-	(12,214)	(12,214)
Net Income	-	-	-	15,837	15,837
BALANCE, December 31, 2012	12,214	122	57,252	186,014	243,388
Net Income	-	-	-	64,623	64,623
BALANCE, December 31, 2013	12,214	$ 122	$ 57,252	$ 250,637	$ 308,011

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows from Operating Activities		
Net Income (Loss)	$ 64,623	$ 15,837
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation and Amortization	5,189	3,790
(Gain) Loss on Disposal of Property	2,540	-
Deferred Income Taxes	15,424	610
(Increase) Decrease in Assets:		
Accounts Receivable	17,885	(9,890)
Prepaid Expenses	(2,279)	(10,973)
Income Taxes Receivable	3,800	(3,800)
Increase (Decrease) in Liabilities:		
Accounts Payable	(24,701)	13,256
Commissions Payable	(1,927)	27,317
Accrued Liabilities	(3,321)	2,408
Accrued Income Taxes	9,900	(4,265)
Net Cash Provided (Used) by Operating Activities	64,623	15,837
Cash Flow from Investing Activities:		
Purchase of Property	(57,837)	(1,772)
Net Cash Provided (Used) by Investing Activities	(57,837)	(1,772)
Cash Flow from Financing Activities:		
Dividends Paid	-	(12,214)
Net Cash Provided (Used) by Financing Activities	-	(12,214)
Net Increase (Decrease) in Cash	6,786	1,851
Cash, Beginning of Year	256,540	236,236
Cash, End of Year	$ 263,326	$ 238,087
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Income Tax	$ 1,541	$ 34,855

See notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization – The Company was organized in April 1975 as a Corporation under the Laws of Minnesota.

B. Nature of Operations – Capital Management Securities, Inc. (the Company) is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

E. Accounts Receivable and Allowance for Doubtful Accounts – An allowance for doubtful accounts has not been established as of December 31, 2013 and 2012. Based upon management's analysis of outstanding accounts receivable as of December 31, 2013 and 2012 and the Company's past collection experience, an allowance is not considered necessary by management.

F. Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

   Depreciation and amortization expense was $5,189 and $3,790 for the years ended December 31, 2013 and 2012.

   Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

   The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

G. Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

H. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of net operating loss carryforwards, book depreciation versus tax depreciation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods. The Company believes it is no longer subject to income tax examinations for the years prior to 2010.

I. Concentration of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

J. Subsequent Events

Date of Management Evaluation – Management has evaluated subsequent events through January 30, 2014, the date which the financial statements were available to be issued.

Claims – During 2011, Capital Management Services, Inc. was served with a substantial claim by the Bankruptcy Trustee of DBSI. The claim and corresponding claim against its sales representatives were settled in 2012.

K. Advertising – The Company expenses advertising costs as they are incurred. Advertising and promotion expense for the years ended December 31, 2013 and 2012 was $1,055 and $597, respectively.

L. Fair Value of Financial Instruments – The Company's accounting for fair value measurements of assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis adhere to the Financial Accounting Standards Board (FASB) fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair trade hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2013 and 2012 the Company did not have any assets or liabilities that would require fair value recognition or disclosures.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company has a lease agreement for office space expiring December 31, 2019. Monthly base rent ranges from $0 to $4,991 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the years ended December 31, 2013 and 2012 was $49,504 and $72,444 respectively.

The Company has also entered into various operating leases for equipment that expire through 2015. Equipment rent expense for the years ended December 31, 2013 and 2012 was $22,686 and $32,023, respectively. The equipment lease commitment includes a lease that is reimbursed by reps.

NOTE 2 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Minimum future lease payments as of December 31, 2013 under non cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2014	$ 54,585	$ 22,761	$ 77,346
2015	55,521	20,993	76,514
2016	56,457	20,993	77,450
2017	57,393	20,993	78,386
2018	58,328	19,243	77,571
Thereafter	59,264	-	59,264
	$341,548	$104,983	$446,531

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2013 and 2012 approximately $344,123 and $322,470 or 48% and 47% of common expenses were allocated to the Company's sister company, respectively. The majority of the expenses are paid by the Company, and the sister company reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $0 as of December 31, 2013 and 2012.

NOTE 4 – INCOME TAXES

The Company files a consolidated income tax return as part of a controlled group with common ownership. Deferred taxes and income tax expense are computed using the Companies proportionate share.

The Company's net deferred tax asset (liability) at December 31, 2013 and 2012 consisted of:

	Federal	State	Total
December 31, 2013	$(7,460)	$(5,440)	$(12,900)
December 31, 2012	$1,464	$ 1,060	$ 2,524

The components for the provision for income taxes for the years ended December 31, 2013 and 2012 are as follows:

	Federal	State	Total
Year Ended December 31, 2013:			
Deferred Tax (Income)	$ 8,959	$ 6,465	$15,424
Current Income Tax (Income)	2,450	12,791	15,241
Income Tax Expense (Credit)	$11,409	$19,256	$30,665

	Federal	State	Total
Year Ended December 31, 2012:			
Deferred Tax (Income)	$ 354	$ 256	$ 610
Current Income Tax (Income)	(4,418)	(3,647)	(8,065)
Income Tax Expense (Credit)	$(4,064)	$(3,391)	$(7,455)

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pretax income from continuing operations primarily due to permanent differences of nondeductible expenses and the effect of state minimum fees.

SUPPLEMENTARY INFORMATION

CAPITAL MANAGEMENT SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2013 AND 2012

		2013		2012
STOCKHOLDERS' EQUITY at End of Year	$	308,011	$	243,388
ADDITIONS:				
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		-		-
Total Capital and Allowable Subordinated Liabilities		308,011		243,388
DEDUCTIONS:				
Unallowable Assets:				
Property and Equipment - Net		55,742		5,634
Deferred Tax Asset		-		2,524
Prepaid Expenses		19,763		17,484
Income Taxes Receivable		-		3,800
Nonliquid Receivables		21,277		12,519
Total		96,782		41,961
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		211,229		201,427
HAIRCUTS ON SECURITIES		-		-
NET CAPITAL at End of Year		211,229		201,427
REQUIRED CAPITAL				
Basic Capital Requirement:				
Liabilities		84,456		104,505
Required Percent		6.67%		6.67%
Basic Capital Requirement		5,632		6,970
Minimum Capital Required		25,000		25,000
Excess Capital	$	186,229	$	176,427
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Indebtedness	$	84,456	$	104,505
Net Capital		211,229		201,427
Percent of debt to net capital		40.0%		51.9%

CAPITAL MANAGEMENT SECURITIES, INC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
DECEMBER 31, 2013 AND 2012

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

CAPITAL MANAGEMENT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2013 AND 2012

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC

RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2013 TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013

	Balance Per Focus Report on December 31, 2013	Adjustments Debit		Adjustments Credit		Balance Per Audited Financial Statements At December 31, 2013
Total Assets	$ 411,690	$ 1	(b)	$ 6,324	(a)	405,367
Less:						
Total Liabilities	74,557	1	(b)	22,800	(a)	97,356
Net Worth	337,133					308,011
Less:						
Non-Allowable Assets	103,106	-		6,324	(a)	96,782
Tentative Net Capital	234,027					211,229
Less:						
Securities Haircuts	-	-		-		-
Net Capital	$ 234,027	$ 29,124		$ 6,324		$ 211,229

(a) Deferred Income Taxes and Income Taxes Payable
(b) Rounding

See independent auditors' report.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

In planning and performing our audit of the financial statements of Capital Management Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyer & Company

Burnsville, MN

January 30, 2014

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Capital Management Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Capital Management Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Management Securities, Inc.'s management is responsible for Capital Management Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyer & Company

Burnsville, MN

January 30, 2014

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL MANAGEMENT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Wells Fargo Plaza, 7900 Xerxes Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55431-1200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory A. Stroh 952-898-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer & Company
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Dr #135 (Address) Burnsville (City) MN (State) 55306 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory A. Stroh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*